									Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2007		2006		2005		2004		2003

Net Income	$38,025		35,779		$34,547		$31,462		$26,608

Income Taxes, Net	26,652		24,811		25,185		22,969		19,619

Fixed Charges*	20,928		22,274		19,317		18,639		19,868

Capitalized Interest	(151)		(175)		(1,161)		(733)			(564)

Total Available for Coverage	$85,454		82,689		$77,888		$72,337		$65,531

Total Available	4.1	x	3.7	x	4.0	x	3.9	x	3.3	x
Fixed Charges

* Fixed charges consist of interest charges and preferred dividend requirement amounting to $45,000 in 2005 and $135,000 in 2004 and 2003(rentals are not material).